Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 25, 2006

Relating to Preliminary Prospectus dated July 12, 2006

Registration No. 333-133282

Alien Technology Corporation

Common stock offered	9,000,000 shares

Over-allotment option	1,350,000 shares

Nasdaq Global Market Symbol	RFID

Estimated price range	Between $10.00 and $12.00 per share

Underwriters	Bear, Stearns & Co. Inc. Cowen and Company Thomas Weisel Partners LLC Robert W. Baird & Co. Advanced Equities, Inc.

On July 25, 2006, Alien Technology Corporation filed Amendment No. 4 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated July 12, 2006. The following summarizes certain disclosures in the prospectus included in Amendment No. 4 to the Registration Statement that either did not appear in or update the disclosures in the preliminary prospectus dated July 12, 2006. References below to “we,” “us” and “our” refer to Alien Technology Corporation and its subsidiaries.

RISK FACTORS

We revised the fifth sentence in the second paragraph of the risk factor entitled “Our market is new and evolving and our business model is unproven, which makes it difficult to evaluate our current business and future prospects” on page 12 of the preliminary prospectus dated July 12, 2006 to properly reflect our disaggregated product revenue information. The revised sentence reads as follows:

In addition, sales of our RFID hardware accounted for 92%, 76% and 42% of our product revenue in fiscal 2003, fiscal 2004 and fiscal 2005, respectively.

We updated the risk factor entitled “We will have to reduce our manufacturing costs for our RFID tags and our costs for our readers and achieve substantially higher sales volumes for our Gen 2 tags to become profitable, and any delays in the reduction of such costs or the failure to achieve cost reductions or substantially higher sales volumes for our Gen 2 tags will adversely impact our gross profit and our results of operations” on page 15 of the preliminary prospectus dated July 12, 2006 to reference our non-cancelable minimum purchase commitment, our expectation that we will procure additional third-party designed Gen 2 ICs and that these additional purchases will result in additional charges in periods after April 1, 2006 based upon current selling prices. The risk factor was revised to read as follows:

We will have to reduce our manufacturing costs for our RFID tags and our costs for our readers and achieve substantially higher sales volumes for our Gen 2 tags to become profitable, and any delays in the reduction of such costs or the failure to achieve cost reductions or substantially higher sales volumes for our Gen 2 tags will adversely impact our gross profit and our results of operations.

We currently sell our Gen 2 RFID tags below cost. We do not expect to experience positive gross profit on sales of our Gen 2 tags until we complete our anticipated transitions to using our proprietary FSA-based tag manufacturing processes and to using our newly designed lower cost ICs in these products, and until sales volumes for our Gen 2 tags increase substantially. The completion of the anticipated transition to our FSA-based tag manufacturing process with third-party designed ICs modified for this process is not anticipated to occur until the end of fiscal 2006, and may take longer. In addition, we expect to complete the transition to using our newly designed ICs by the first half of fiscal 2007, although it may also take longer. Delays in either transition, for any reason, including but not limited to delays resulting from unanticipated manufacturing difficulties, or the failure to achieve substantially higher sales volumes for our Gen 2 tags will adversely impact our results of operations and our gross profit. Once the transitions to our FSA-based tag manufacturing process and to our newly designed ICs are completed, there can be no assurance that our manufacturing costs will in fact be reduced to a level below our selling prices, or at all, or that we will be able to sell substantially higher volumes of our Gen 2 tags. Furthermore, our gross margins on our reader sales are expected to be adversely impacted unless we are able reduce the costs of our readers.

In fiscal 2005, we entered into an agreement to procure Gen 2 ICs designed and manufactured by a third party, which included a non-cancelable minimum purchase commitment for 50 million ICs. The total costs for our Gen 2 products using these third-party designed ICs have historically exceeded our average selling prices for these products. As a result, as of April 1, 2006 we have recognized cumulative charges of $4.3 million to cost of product revenue for the expected loss on this non-cancelable purchase commitment. We expect that we will need to procure at least 35 million of these third-party designed Gen 2 ICs in excess of the minimum purchase commitment before completing our anticipated transition from using third-party designed ICs to using our newly designed ICs with our proprietary FSA-based tag manufacturing process. Based on current selling prices for Gen 2 tags, these purchases will result in additional charges in periods after April 1, 2006 as we complete the transition.

In addition, we have larger fixed costs than current alternative RFID tag manufacturing processes, and as a result the total costs of our FSA-based tag manufacturing process, at low or modest volumes, may be similar to or higher than those for alternative processes. In cases where smaller, flexible increments of capacity or an ability to assemble small lots of a number of different ICs is desired, current alternative RFID tag manufacturing processes may provide competitive or even superior solutions.

We updated the risk factor entitled “If we fail to accurately forecast customer demand, we may have excess or insufficient manufacturing capacity or product inventory, which may increase our operating costs and harm our business” on page 16 of the preliminary prospectus dated July 12, 2006 to reference our forecasted demand for our Gen 1 tags declined at a faster pace than anticipated. The risk factor was revised to read as follows:

If we fail to accurately forecast customer demand, we may have excess or insufficient manufacturing capacity or product inventory, which may increase our operating costs and harm our business.

To ensure availability of our products for our customers, in some cases we start the manufacturing of our RFID products based on forecasts provided by customers in advance of receiving purchase orders from them. To date, we have had limited success in accurately predicting future sales of our RFID products, and we anticipate we may have continued difficulty accurately forecasting demand in the future. Most of our customers are distributors, label converters or enterprise solution providers, who in turn sell our products to resellers and/or end users, which causes us to have limited visibility into ultimate product demand, making forecasting more difficult. As a result, we have historically and expect that in the future we will continue to incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize as we expect, if at all, manufacturing based on forecasts subjects us to risks of high inventory carrying costs and increased obsolescence and may increase our costs. In addition, we are currently expanding our tag manufacturing capacity significantly in anticipation of market demand for our RFID tags that we believe will eventually develop. Until such demand actually materializes, however, the fixed costs of our excess manufacturing capacity will have a negative effect upon our gross profit and thus our results of operation and financial condition.

If we overestimate customer demand for our products or if purchase orders are cancelled or shipments delayed, we may end up with excess inventory that we cannot sell, which would harm our financial results. In the past, we have overestimated demand and have incurred substantial charges for inventory reserves. In 2004, the members of EPCglobal approved the Gen 2 specification for passive UHF RFID. The approval of this specification required us to make judgments in fiscal 2005 about the impact on our business of the transition from the first generation, or Gen 1, specification to the Gen 2 specification. Primary among these judgments was the amount of Gen 1 products to build based on our forecasts and how to transition our product line from Gen 1 to Gen 2. Based on our forecasts, we continued to increase production of our Gen 1 products. However, in the second half of fiscal 2005 we determined that, based on our reassessment of the assumptions underlying our initial forecasts, a significant portion of this newly manufactured material and material ordered under non-cancelable purchase commitments exceeded our updated forecast, and, as a result, we incurred a charge of $4.4 million in fiscal 2005. In the six months ended April 1, 2006, forecasted demand for our Gen 1 tags declined at a faster pace than previously anticipated. As a result, we incurred an additional charge of approximately $0.6 million to reduce Gen 1 tag inventories to amounts expected to be realized.

Overestimating demand can also lead to other costs. For instance, in fiscal 2005, when demand for our RFID products did not meet expectations, we decided to idle our Morgan Hill manufacturing facility during the first week of July and to run only two shifts thereafter for our manufacturing operations, eliminating a third shift.

Similarly, if we underestimate demand, we may not have sufficient product inventory and may lose market share and damage customer relationships, which also could harm our business.

We updated the risk factor entitled “We depend on a limited number of suppliers and assemblers for critical components and products, and our dependence on these suppliers and assemblers may result in increased operating costs, production delays and other material adverse effects” on pages 19-20 of the preliminary prospectus dated July 12, 2006 to reference the recent armed conflict involving Israel, Hezbollah and Lebanon. The risk factor was revised to read as follows:

We depend on a limited number of suppliers and assemblers for critical components and products, and our dependence on these suppliers and assemblers may result in increased operating costs, production delays and other material adverse effects.

The cost, quality and availability of some components used to manufacture RFID tags are critical to the successful manufacture of these products. Particularly important components include ICs and antennas. We rely on sole suppliers for our tag ICs and certain specialty adhesives. For example, we currently purchase all of the ICs for our Gen 2 products from Impinj, and our newly designed IC, when complete, will be manufactured by Tower Semiconductor. In addition, to date all of our Gen 2 tags have been assembled for us under contract by a limited number of third parties, and we currently outsource the assembly of our readers to a single manufacturer. Our reliance on sole source or a limited number of suppliers for some of the key components we use in manufacturing and for some of our products involves risks, including limited control over the price, timely delivery and quality of such components. These limited or sole source suppliers may become unable or unwilling to deliver these components to us at an acceptable cost or at all. Although we have identified alternate suppliers for most of our key components, any required changes in our suppliers could cause material delays in our production operations and increase our production costs. In addition, Tower Semiconductor, the current sole manufacturer of our newly designed IC, and Hanita Coatings, the primary supplier of antennas for our Gen 2 tags, are located in areas of Israel that may be affected by the recent armed conflict involving Israel, Hezbollah and Lebanon. Current and future armed conflicts or political instability in the region may impair our suppliers’ ability to manufacture and deliver these components to us on a timely basis, if at all. Although we have identified alternate suppliers or potential alternate suppliers for these components, any required changes in our suppliers could cause material delays in our production operations and increase our production costs. In addition, in the future our suppliers may not be able to meet our demands regarding volume, quality or timeliness. We may not be able to continue to use or obtain critical components in a timely or cost effective manner, or at all, and this could adversely affect our business, prospects and operating results.

We updated the risk factor entitled “Any adverse consequences resulting from matters related to Rambus’s past stock option granting practices affecting Robert K. Eulau, our chief financial officer and Rambus’s former chief financial officer, could have an adverse effect on our accounting and financial reporting functions” on page 29 of the preliminary prospectus dated July 12, 2006 to reference the recent developments in matters related to Rambus’s past stock option granting practices. The risk factor was revised to read as follows:

Any adverse consequences resulting from matters related to Rambus’s past stock option granting practices affecting Robert K. Eulau, our chief financial officer and Rambus’s former chief financial officer, could have an adverse effect on our accounting and financial reporting functions.

Prior to joining us in March 2006, Robert K. Eulau, our chief financial officer, was the chief financial officer of Rambus, Inc. On May 30, 2006, Rambus announced publicly that the audit committee of its board of directors had commenced an internal investigation concerning the timing of past stock option grants and other potentially related issues, focusing primarily on options issued in or before 2003. On June 27, 2006, Rambus announced that its audit committee had reached a preliminary conclusion that the actual measurement dates for certain option grants for financial reporting purposes differ from the previously recorded grant dates. On July 19, 2006, Rambus announced that it expects to restate its previously issued financial statements to correct errors related to accounting for stock-based compensation expense, including periods during which Mr. Eulau was Rambus’s chief financial officer. Mr. Eulau was the chief financial officer of Rambus from July 2001 to March 2006. The audit committee of Rambus has concluded that its previously issued financial statements for the fiscal years 2003, 2004 and 2005 and the first quarter of fiscal 2006 should no longer be relied upon and will be restated. In addition, the restatement will affect financial statements for prior fiscal years and those adjustments will be reflected in the opening balances in the financial statements for the restatement period. Although Rambus has not yet completed its analysis of the impact of this situation on its internal controls over financial reporting, Rambus has determined that it is highly likely that Rambus had a material weakness in internal control over financial reporting as of December 31, 2005. The existence of one or more material weaknesses as of December 31, 2005 would preclude Rambus from concluding that its internal controls over financial reporting were effective as of December 31, 2005. If Rambus were to conclude that a material weakness existed, it would expect to receive an adverse opinion on internal control over financial reporting from its independent registered public accounting firm. Mr. Eulau also received stock options from Rambus during this time. In addition, Mr. Eulau has been named as a defendant, together with the other executive officers of Rambus who served in such capacities during the time in question, in multiple shareholder derivative actions, including but not limited to Chu v. Hughes, et al., Bibeau v. Hughes, et al., Maniglia v. Hughes, et al. and Michael A. Bernstein Profit Sharing Keogh Plan v. Hughes, et al., filed in the U.S. District Court for the Northern District of California, relating to Rambus’s stock option practices. The complaints allege breaches of fiduciary duties, violations of federal securities laws and unjust enrichment by the defendants. In addition, other private lawsuits may be filed against Rambus or its current and former officers and directors, including Mr. Eulau, alleging improper conduct in connection with these or related matters.

Our board of directors and audit committee have conducted a review of these matters, relying upon facts publicly disclosed by Rambus and direct discussions with Mr. Eulau. The board and audit committee are not privy to many non-public facts in the matter, including facts that may be discovered by Rambus or governmental agencies which could contradict or otherwise be contrary to our current understanding. Both the SEC and the U.S. Department of Justice are currently conducting investigations into the stock option pricing practices of a number of public companies, and criminal and civil fraud charges have been filed against certain executives as a result of such investigations. A Rambus spokesperson has indicated that Rambus intends to share the results of its internal investigation with the SEC and will fully cooperate with the SEC’s requests.

The outcome of any such lawsuits, proceedings or investigations, if adverse to Mr. Eulau, could include civil or criminal money judgments, penalties or sanctions. Mr. Eulau could cease to serve as our chief financial officer if he becomes subject to an order preventing him from serving as an officer of a public company, or if our board determines that it is in our best interest to replace him. Any such termination of Mr. Eulau by us could result in Mr. Eulau being entitled to receive termination benefits, as provided for in his employment agreement. Replacing our chief financial officer would be disruptive to our accounting and financial reporting functions or could otherwise adversely impact our operations. Any adverse publicity arising out of this matter or adverse consequences with respect to Mr. Eulau, or uncertainty regarding the possibility of adverse publicity or an adverse consequence with respect to Mr. Eulau, may adversely affect our stock price. In addition, the pending litigation, any other litigation that may be filed involving Mr. Eulau, Rambus’s internal investigation and any governmental investigation that may take place may divert to our detriment Mr. Eulau’s attention from his role as our chief financial officer.

RECENT DEVELOPMENTS

We revised the second and third sentences in the second paragraph of this section on page 35 of the preliminary prospectus dated July 12, 2006 to properly reflect revenue for services performed by our Quatrotec subsidiary in connection with a services agreement. The revised sentences read as follows:

We recognized $1.1 million in revenue in the three months ended July 1, 2006 for services performed in connection with such agreement. Had we executed the agreement at the inception of services, we would have recognized revenue for services in the amount of $0.5 million during the six months ended April 1, 2006 and $0.6 million for the three months ended July 1, 2006.

The following disclosure was added after the last paragraph of this section:

Preliminary Results for the Third Quarter of Fiscal 2006

Based upon a preliminary analysis of our results of operations as of the date of this prospectus, we anticipate that our total revenue for the quarter ended July 1, 2006 will be in the range of approximately $6.1 million to $6.6 million, and that the majority of this revenue will be service revenue. This compares with $4.4 million in total revenue for the corresponding quarter for the previous fiscal year. The increase in revenue is primarily attributable to an increase in service revenue, including revenue for services performed by our Quatrotec subsidiary prior to April 1, 2006 and not previously recognized, as described above. We also anticipate that our cost of product revenue for the quarter ended July 1, 2006 will continue to be adversely affected by costs and expenses resulting from greater than previously anticipated declines in forecasted demand for our Gen 1 tags, which will likely result in charges in the period, and our continuing transition to using our newly designed Gen 2 ICs. Our gross loss from product revenue in the quarter ended July 1, 2006 is likely to be greater than our gross loss from product revenue for each of the first and second quarters of fiscal 2006, which was $3.5 million and $4.2 million, respectively. We further expect to report a net loss for the quarter ended July 1, 2006.

These statements regarding anticipated results are preliminary and have not been audited or reviewed by our independent registered public accounting firm. Actual results for the quarter could differ depending on a number of factors, including accounting adjustments made during the course of completing the financial statements for the period. For a more detailed discussion of factors that affect our operating results, see “Risk Factors—Fluctuations in our quarterly and annual operating results may adversely affect our business and prospects,” “Risk Factors—We will have to reduce our manufacturing costs for our RFID tags and our costs for our readers and achieve substantially higher sales volumes for our Gen 2 tags to become profitable, and any delays in the reduction of such costs or the failure to achieve cost reductions or substantially higher sales volumes for our Gen 2 tags will adversely impact our gross profit and our results of operations,” “Risk Factors—If we fail to accurately forecast customer demand, we may have excess or insufficient manufacturing capacity or product inventory, which may increase our operating costs and harm our business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION; DILUTION

We revised the disclosure throughout the Registration Statement and the prospectus contained therein, including the sections entitled “Prospectus Summary—The Offering,” “Capitalization” and “Dilution,” on pages 7, 38 and 40, respectively, of the preliminary prospectus dated July 12, 2006 to reflect the issuance of 6,666 shares of our common stock between April 1, 2006 and July 11, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview—Components of Our Results of Operations and Operating Trends—Revenue

We revised the fourth sentence in the third paragraph of this section on page 45 of the preliminary prospectus dated July 12, 2006 to properly reflect our disaggregated product revenue information. The revised sentence reads as follows:

In fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended April 1, 2006, sales of our RFID tags represented 8%, 24%, 58% and 54% of our product revenue, respectively, while in the same periods sales of our RFID hardware accounted for 92%, 76%, 42% and 46% of product revenue, respectively.

Results of Operations—Comparison of the Six Months Ended March 31, 2005 and April 1, 2006—Cost of Revenue

The following disclosure was added after the second sentence of this section on page 53 of the preliminary prospectus dated July 12, 2006:

In addition, in the six months ended April 1, 2006, forecasted demand for our Gen 1 tags declined and we incurred a charge of $0.6 million, included in cost of product revenue, to reduce Gen 1 tag inventories to amounts expected to be realized.

BUSINESS

Legal Proceedings

We revised the second paragraph under this section on page 86 of the preliminary prospectus dated July 12, 2006 to reference the recent developments in matters related to Rambus’s past stock option granting practices. The second paragraph was revised to read as follows:

Prior to joining us in March 2006, Robert K. Eulau, our chief financial officer, was the chief financial officer of Rambus, Inc. On May 30, 2006, Rambus announced publicly that the audit committee of its board of directors had commenced an internal investigation concerning the timing of past stock option grants and other potentially related issues, focusing primarily on options issued in or before 2003. On June 27, 2006, Rambus announced that its audit committee had reached a preliminary conclusion that the actual measurement dates for certain option grants for financing reporting purposes differ from the previously recorded grant dates. On July 19, 2006, Rambus announced that it expects to restate its previously issued financial statements to correct errors related to accounting for stock-based compensation expense, including periods during which Mr. Eulau was Rambus’s chief financial officer. Mr. Eulau was the chief financial officer of Rambus from July 2001 to March 2006. The audit committee of Rambus has concluded that its previously issued financial statements for the fiscal years 2003, 2004 and 2005 and the first quarter of fiscal 2006 should no longer be relied upon and will be restated. In addition, the restatement will affect financial statements for prior fiscal years and those adjustments will be reflected in the opening balances in the financial statements for the restatement period. Although Rambus has not yet completed its analysis of the impact of this situation on its internal controls over financial reporting, Rambus has determined that it is highly likely that Rambus had a material weakness in internal control over financial reporting as of December 31, 2005. The existence of one or more material weaknesses as of December 31, 2005 would preclude Rambus from concluding that its internal controls over financial reporting were effective as of December 31, 2005. If Rambus were to conclude that a material weakness existed, it would expect to receive an adverse opinion on internal control over financial reporting from its independent registered public accounting firm. Mr. Eulau also received stock options from Rambus during this time. In addition, Mr. Eulau has been named as a defendant, together with the other executive officers of Rambus who served in such capacities during the time in question, in multiple shareholder derivative actions, including but not limited to Chu v. Hughes, et al., Bibeau v. Hughes, et al., Maniglia v. Hughes, et al. and Michael A. Bernstein Profit Sharing Keogh Plan v. Hughes, et al., filed in the U.S. District Court for the Northern District of California, relating to Rambus’ stock option practices. The complaints allege breaches of fiduciary duties, violations of federal securities laws and unjust enrichment against the defendants. We have agreed to reimburse Mr. Eulau for expenses incurred in connection with responding to our investigation into this matter. See “Risk Factors—Any adverse consequences resulting from matters related to Rambus’s past stock option granting practices affecting Robert K. Eulau, our chief financial officer and Rambus’s former chief financial officer, could have an adverse effect on our accounting and financial reporting functions.”

DESCRIPTION OF CAPITAL STOCK; SHARES ELIGIBLE FOR FUTURE SALE; U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS; UNDERWRITING

We revised the disclosure throughout the Registration Statement and the prospectus contained therein, including the cover page and sections entitled “Prospectus Summary—The Offering,” “Description of Capital Stock—Listing,” “Shares Eligible for Future Sale—Rule 144,” “U.S. Federal Income Tax Considerations for Non-U.S. Holders—Gain on Sale or Other Disposition of Common Stock,” “Underwriting—Quotation on the Nasdaq Market” and “Underwriting—Price Stabilization, Short Positions and Penalty Bids” on pages 6, 111, 112, 117, 122 and 123, respectively, of the preliminary prospectus dated July 12, 2006 to reflect the approval of our common stock for listing on the Nasdaq Global Market under the symbol “RFID.”

CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

We revised the first table set forth under Note 2(u), entitled “Segment Information,” on page F-18 of the preliminary prospectus dated July 12, 2006 to properly reflect our disaggregated product revenue information. The revised table reads as follows:

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(Unaudited)
RFID readers and other hardware	$1,154	$4,216	$5,310	$3,263	$2,452
RFID tags	101	1,360	7,391	5,229	2,933

	$1,255	$5,576	$12,701	$8,492	$5,385

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written preliminary prospectus related to the offering may be obtained when available from the prospectus department of Bear, Stearns & Co. Inc. (383 Madison Avenue, New York, NY 10179; 1-866-803-9204).

To review a filed copy of our current registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1350415/0001 19312506152625/ds1a.htm